...ual Report


02036813

Coastcast Corporation

Precision
Investment
Casting

engineering

titanium

polishing & finishing

design

casting

steel

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere herein.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Consolidated Statement of Income Data :					
Sales	$ 115,480	$ 141,371	$ 120,383	$ 144,560	$ 149,515
Gross profit	3,214	18,621	21,773	22,365	28,533
(Loss) income from operations	(3,586)	11,969	14,355	11,971	17,776
(Loss) Income from Continuing Operations Data :					
(Loss) income before income taxes	(3,190)	14,652	16,101	13,504	18,751
(Benefit) provision for income taxes	(900)	5,903	6,582	5,672	7,875
(Loss) income from continuing operations	(2,290)	8,749	9,519	7,832	10,876
(Loss) Income from Continuing Operations Per Share — Basic	$ (0.30)	$ 1.15	$ 1.21	$ 0.91	$ 1.24
(Loss) Income from Continuing Operations Per Share — Diluted	$ (0.30)	$ 1.12	$ 1.20	$ 0.89	$ 1.22
Dividend Per Share	$ 0.26	$ 5.00	$ 0.00	$ 0.00	$ 0.00
Weighted Average Shares Outstanding — Basic	7,661	7,613	7,892	8,638	8,798
Weighted Average Shares Outstanding — Diluted	7,661	7,795	7,924	8,837	8,924

	As of December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Consolidated Balance Sheet Data:					
Working capital	$ 25,052	$ 27,640	$ 57,755	$ 46,717	$ 56,795
Total assets	57,431	99,350	92,316	83,673	90,025
Long-term liabilities	1,728	828	541	295	1,614
Shareholders' equity	48,255	52,739	83,290	77,142	78,391

Organization and Operations – Coastcast Corporation is incorporated under the laws of the State of California. The Company's principal business is the production of investment-cast golf clubheads, precision investment castings and related engineering for the medical industry. The Company sells its products to customers of varying strength and financial resources, principally located in the United States. The Company has three wholly-owned subsidiaries, two are incorporated under the laws of the Mexican maquiladora program and their principal activities are the production of golf clubheads, and the other is incorporated in the State of California and manufactures aluminum compressor wheels (which ceased operations in December 2001).

To Our Shareholders

The entire year 2001 was very difficult for our company. We lost money in the first and second quarters, showed a small profit in the third quarter and a loss for the fourth quarter and the entire year. It was the first time since we started the company in 1980 that we had a losing year. Our revenues for the year declined by 18% from $141 million to $115 million.

The general economic conditions of last year affected our industry and our customers negatively and the events of September 11th had an additional slowing effect on our business. We are also adversely impacted by competition from China. Our business is very labor intensive which lends itself to be moved to low cost labor areas anywhere in the world. We had shifted much of our work to Mexico but find that alone still not sufficient.

Our last competitor as an American based company that furnished a complete line of golf clubheads was forced to close its doors this past Christmas. Today, we are the only U.S. based company left making titanium and stainless steel metal wood, iron and putter golf clubheads for the golf manufacturers. This could be of some help for us in the future.

At present we are adjusting to current realities of greater competition from China and a shrinking market for our products. We are consolidating into fewer plants and possibly fewer locations. Our effort is to convert our operations to a lesser reliance on labor and mechanize wherever possible. We have made good progress in these areas.

We have our processes under control and are producing products at lower cost and much shortened lead times. By providing better and faster service at reduced costs, we feel we have an opportunity to continue as a viable supplier to our customers. We still enjoy goodwill among our customers and employees and will do our best to use it to build a prosperous future.

Again I want to extend much appreciation to those that supported Coastcast during the past year: our customers, employees, suppliers, directors and our shareholders.



Hans H. Buehler
Chairman and CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth for the periods indicated operating results expressed in thousands of dollars and as a percentage of sales.

	Years Ended December 31,					
	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Sales	$ 115,480	100.0	$ 141,371	100.0	$ 120,383	100.0
Cost of sales	112,266	97.2	122,750	86.8	98,610	81.9
Gross profit	3,214	2.8	18,621	13.2	21,773	18.1
Selling, general and administrative	6,800	5.9	6,652	4.7	7,418	6.2
(Loss) income from continuing operations	(3,586)	(3.1)	11,969	8.5	14,355	11.9
Other income, net	396	.3	2,683	1.9	1,746	1.5
(Loss) income from continuing operations before income taxes	(3,190)	(2.8)	14,652	10.4	16,101	13.4

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales decreased $25.9 million, or 18%, to $115.5 million for 2001 from $141.4 million for 2000. The decrease in sales was mainly due to a 40% decrease in sales of steel clubheads. The Company believes that this decrease in sales of steel clubheads resulted partly from loss of market share to Chinese competitors which are able to offer lower prices because of their lower labor costs. Titanium clubhead sales represented 57% and 45% of total sales for 2001 and 2000, respectively. Sales to Callaway Golf Company represented 50% of total sales for both 2001 and 2000. There is no assurance that sales to Callaway will represent similar percentages of total sales in the future.

Gross profit decreased $15.4 million, or 83%, to $3.2 million for 2001 from $18.6 million for 2000. The gross profit margin decreased to 3% in 2001 from 13% in 2000. The decrease in gross margin was mainly due to the decrease in sales of steel clubheads and increased costs, and high titanium clubhead scrap rates in the first half of 2001. In addition, gross margins were impacted by costs associated with the cessation of the aluminum turbocharger compressor wheels operation, and the abandonment of one of our four facilities in Mexicali, Mexico.

Non-operating income decreased $2.3 million, to $0.4 million for 2001 from $2.7 million in 2000. The decrease was due to lower cash and cash equivalent balances, coupled with lower interest rates, in 2001 compared to 2000.

The effective tax rate for 2001 was 28.2% compared to 40.3% for 2000. The decrease in effective tax rate was mainly due to non-deductible expenses for Mexico and non-deductible goodwill amortization in the U.S.


SEC MAIL PROCESSING
RECEIVED
APR 23 2002
WASH, D.C. 165 SECTION

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Sales increased $21.0 million, or 17%, to $141.4 million for 2000 from $120.4 million for 1999. The increase in sales was mainly due to an 18% increase in sales volume of clubheads. Titanium clubhead sales represented 45% and 42% of total sales for 2000 and 1999, respectively. Sales to Callaway Golf Company, represented 50% of total sales for 2000 compared to 47% in 1999.

Gross profit decreased $3.2 million, or 15%, to $18.6 million for 2000 from $21.8 million for 1999. The gross profit margin decreased to 13% in 2000 from 18% in 1999. The decrease in gross margin was mainly due to a significant decrease in sales of steel clubheads during the last half of 2000 and increased costs. In addition, gross margins were impacted by new product start up problems and high scrap rates during the fourth quarter of 2000.

Selling, general and administrative expense decreased by $.7 million, or 9%, to $6.7 million for 2000 from $7.4 million for 1999. The decrease in selling, general and administrative expense was partially due to a decrease in bad debt expense.

Subsequent Event

The Company has announced that it is in the early stages of planning to consolidate manufacturing operations into less space in fewer locations with the expectation of not limiting production capacity. The Company believes that this consolidation will improve manufacturing performance and cut costs but will result in substantial non-recurring consolidation charges during 2002 and possibly into 2003.

Critical Accounting Policies

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates.

Revenue recognition — The Company recognizes revenue when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at the time products are shipped.

Inventories — The Company values inventories at the lower of cost (determined on a first-in, first-out basis) or market.

Income taxes — The Company's income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards, using presently enacted tax rates.

Liquidity and Capital Resources

The Company's cash and cash equivalents position at December 31, 2001 was $13.2 million compared to $52.2 million on December 31, 2000, a decrease of $39.0 million. Net cash provided by operating activities was $3.8 million for the year ended December 31, 2001. Depreciation and amortization of $4.3 million, and a decrease in prepaid expenses and other current assets of $1.2 million, were partially offset by a net loss of $2.3 million. Cash used in investing activities of $2.6 million consists primarily of $3.6 million of capital expenditures partially offset by proceeds from sale of fixed assets of $1.1 million. Net cash used in financing activities of $40.2 million consists of cash dividends paid of $40.4 million, repurchase of common stock of $.2 million offset by proceeds from stock option exercises net of related tax benefit of $.4 million.

The Company maintains an unsecured revolving line of credit which allows the Company to borrow up to $5 million and which had no outstanding balance at December 31, 2001. This line of credit, which expires on May 31, 2002, bears interest at the bank's prime rate or LIBOR plus 2%.

On October 27, 2000, the Board of Directors of the Company declared an extraordinary dividend of $5.00 per share to shareholders of record on December 19, 2000, and paid a total of $38.2 million to such shareholders on January 9, 2001. On April 27, 2001, the Board of Directors declared a cash dividend of $0.26 per share of common stock, paid on May 25, 2001 to shareholders of record as of May 4, 2001. No other cash dividends were declared for the year ended December 31, 2001. The amount of future dividends, if any, will depend upon the Company's financial position, results of operations and the needs of the business.

The Company has operating lease commitments and other contractual commitments for purchases of raw materials and capital equipment arising in the ordinary course of business (see Note 9). As of December 31, 2001, the total operating lease commitments are $6.5 million: 2002 – $1.7 million, 2003 – $1.6 million, 2004 and 2005 – $.8 million, 2006 – $.7 million, and 2007 and thereafter – $.9 million. As of December 31, 2001, the Company has non-cancelable commitments to purchase raw materials totaling $2.6 million and capital equipment of $0.7 million.

In December 1999, the Board of Directors authorized the repurchase of up to one million shares of Coastcast common stock from time to time in the open market or negotiated transactions. The Company has repurchased a total of 252,158 shares pursuant to this authorization, including 41,000 shares which were purchased in 2001 at a cost of $.2 million.

The Company believes that its current cash position, the working capital generated by future operations and the ability to borrow should be adequate to meet its financing requirements for current operations and the foreseeable future.

Quarterly Information and Seasonality

Set forth below is certain unaudited quarterly financial information. The Company believes that all other necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with accounting principles generally accepted in the United States of America, the selected quarterly information when read in conjunction with the consolidated financial statements included elsewhere herein.

	Year Ended December 31, 2001				Year Ended December 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share data)							
Sales	$ 27,303	$ 32,184	$ 31,197	$ 24,796	$ 37,230	$ 46,705	$ 32,539	$ 24,897
Gross profit (loss)	527	1,636	3,255	(2,204)	6,481	8,838	3,390	(88)
(Loss) income before taxes	(1,132)	(140)	1,713	(3,631)	5,075	7,052	2,751	(226)
(Benefit) provision for income taxes	(475)	192	525	(1,142)	2,123	2,920	1,155	(295)
Net (loss) income	(657)	(332)	1,188	(2,489)	2,952	4,132	1,596	69
Net (loss) income per share – Basic	(.09)	(.04)	.16	(.33)	.38	.54	.21	.01
Net (loss) income per share – Diluted	(.09)	(.04)	.16	(.33)	.38	.52	.21	.01

The Company's customers have historically built inventory in anticipation of purchases by golfers in the spring and summer, the principal selling season for golf equipment. The Company's operating results have been impacted by seasonal demand for golf clubs, which generally results in higher sales during the six month period that include the second and third quarters. The timing of large new product orders from customers and fluctuations in demand due to a sudden increase or decrease in popularity of specific golf clubs have contributed to quarterly or other periodic fluctuations. No assurances can be given, however, that these factors will mitigate the impact of seasonality.

Backlog

As of December 31, 2001, the Company had a backlog of approximately $15.1 million as compared to a backlog of approximately $23.1 million as of December 31, 2000. The Company believes that its current backlog is scheduled to be shipped in the ensuing four months. Although many of the Company's customers release purchase orders months prior to the requested delivery date, these orders are generally cancelable without penalty provided that no production has commenced. If production has commenced, an order is cancelable upon payment of the cost of production. Historically, the Company's backlog generally has been the highest in the second and third quarters due principally to seasonal factors. Backlog is not necessarily indicative of future operating results.

Forward Looking Information

This report and other reports of the Company contain or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to the Company or the Company's management, are used to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by the Company, the costs of product development and other risks and uncertainties, including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, suppliers, business partners, competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,248,000	$ 52,168,000
Trade accounts receivable, net of allowance for doubtful accounts of $200,000 at December 31, 2001 and 2000 (Note 12)	7,293,000	7,298,000
Inventories (Note 2)	9,319,000	9,538,000
Prepaid income taxes	951,000	2,093,000
Prepaid expenses and other current assets	1,425,000	1,437,000
Deferred income taxes (Note 7)	264,000	889,000
Total current assets	32,500,000	73,423,000
Property, plant and equipment, net (Note 3)	21,127,000	23,434,000
Deferred income taxes (Note 7)	2,346,000	960,000
Investments	981,000	953,000
Other assets, net	477,000	580,000
	$ 57,431,000	$ 99,350,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,196,000	$ 3,769,000
Dividend payable	—	38,209,000
Accrued liabilities (Note 5)	4,252,000	3,805,000
Total current liabilities	7,448,000	45,783,000
Deferred compensation (Note 6)	1,097,000	828,000
Pension liability (Note 6)	631,000	—
Total liabilities	9,176,000	46,611,000
Commitments and contingencies (Notes 9)		
Shareholders' equity (Notes 8 and 10):		
Series A Preferred stock, no par value, 200,000 shares authorized; None issued and outstanding		
Preferred stock, no par value, 1,800,000 shares authorized; None issued and outstanding		
Common stock, no par value, 20,000,000 shares authorized; 7,635,042 and 7,641,769 shares issued and outstanding as of December 31, 2001 and 2000, respectively	26,067,000	25,847,000
Retained earnings	22,435,000	26,892,000
Accumulated other comprehensive loss	(247,000)	—
Total shareholders' equity	48,255,000	52,739,000
	$ 57,431,000	$ 99,350,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2001	2000	1999
Sales (Note 12)	$ 115,480,000	$ 141,371,000	$ 120,383,000
Cost of sales	112,266,000	122,750,000	98,610,000
Gross profit	3,214,000	18,621,000	21,773,000
Selling, general and administrative	6,800,000	6,652,000	7,418,000
(Loss) income from operations	(3,586,000)	11,969,000	14,355,000
Other income, net	396,000	2,683,000	1,746,000
(Loss) income before income taxes	(3,190,000)	14,652,000	16,101,000
(Benefit) provision for income taxes (Note 7)	(900,000)	5,903,000	6,582,000
Net (loss) income	$ (2,290,000)	$ 8,749,000	$ 9,519,000
NET (LOSS) INCOME PER SHARE (Note 11)			
Net (loss) income per share – basic	$ (0.30)	$ 1.15	$ 1.21
Weighted average shares outstanding	7,661,496	7,613,357	7,892,360
Net (loss) income per share – diluted	$ (0.30)	$ 1.12	$ 1.20
Diluted weighted average shares outstanding	7,661,496	7,794,854	7,923,957

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Years Ended December 31, 2001, 2000 and 1999					
	Common Stock			Accumulated Other		
	Number of Shares	Amount	Retained Earnings	Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
BALANCE AT JANUARY 1, 1999	7,989,404	30,309,000	$ 46,833,000	$ —	$ 77,142,000	$ —
Stock options exercised, including related income tax benefit (Note 10)	4,667	48,000			48,000	
Repurchase of common stock	(292,500)	(3,393,000)			(3,393,000)	
Unrealized loss on investments, net of income tax benefit of $19,000				(26,000)	(26,000)	(26,000)
Net income			9,519,000		9,519,000	9,519,000
BALANCE AT DECEMBER 31, 1999	7,701,571	26,964,000	56,352,000	(26,000)	83,290,000	9,493,000
Stock options exercised, including related income tax benefit (Note 10)	315,856	4,426,000			4,426,000	
Repurchase of common stock	(375,658)	(5,543,000)			(5,543,000)	
Unrealized gain on investments, net of income tax expense of $19,000				26,000	26,000	26,000
Cash dividend declared			(38,209,000)		(38,209,000)	
Net income			8,749,000		8,749,000	8,749,000
BALANCE AT DECEMBER 31, 2000	7,641,769	25,847,000	26,892,000	—	52,739,000	8,775,000
Stock options exercised, including related income tax benefit (Note 10)	34,273	443,000			443,000	
Repurchase of common stock	(41,000)	(223,000)			(223,000)	
Unrealized gain on investments, net of income tax expense of $1,000				1,000	1,000	1,000
Excess of additional pension liability over unrecognized prior service cost, net of income tax benefit of $176,000				(248,000)	(248,000)	(248,000)
Cash dividend declared			(2,167,000)		(2,167,000)	
Net loss			(2,290,000)		(2,290,000)	(2,290,000)
BALANCE AT DECEMBER 31, 2001	7,635,042	$ 26,067,000	$ 22,435,000	$ (247,000)	$ 48,255,000	$ (2,537,000)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (2,290,000)	$ 8,749,000	$ 9,519,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	4,347,000	4,428,000	4,089,000
Goodwill amortization and impairment	231,000	28,000	18,000
Loss on disposal of machinery and equipment	487,000	21,000	91,000
(Gain) loss on investments	(6,000)	50,000	20,000
Deferred compensation	269,000	287,000	246,000
Pension liability	99,000	—	—
Deferred income taxes	(585,000)	(144,000)	(469,000)
Changes in operating assets and liabilities:			
Trade accounts receivable	5,000	1,881,000	(1,621,000)
Inventories	219,000	1,521,000	(728,000)
Prepaid expenses and other current assets	1,154,000	(1,573,000)	4,331,000
Accounts payable and accrued liabilities	(126,000)	(911,000)	2,127,000
Net cash provided by operating activities	3,804,000	14,337,000	17,623,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(3,589,000)	(3,735,000)	(4,247,000)
Proceeds from disposal of machinery and equipment	1,062,000	22,000	80,000
Surrender of life insurance policies	—	—	6,215,000
Purchase of investments	(1,010,000)	(794,000)	(1,107,000)
Sales/maturities of investments	989,000	742,000	136,000
Purchase of business, net of cash acquired	—	—	(233,000)
Other assets	(20,000)	(27,000)	67,000
Net cash (used in) provided by investing activities	(2,568,000)	(3,792,000)	911,000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of options	443,000	4,426,000	48,000
Dividends paid	(40,376,000)	—	—
Repurchase of common stock	(223,000)	(5,543,000)	(3,393,000)
Net cash used in financing activities	(40,156,000)	(1,117,000)	(3,345,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(38,920,000)	9,428,000	15,189,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	52,168,000	42,740,000	27,551,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,248,000	$ 52,168,000	$ 42,740,000
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash refunded during year for income taxes	$ 2,467,000	$ —	$ —
Cash paid during year for income taxes	$ 998,000	$ 7,234,000	$ 3,436,000
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Cash dividend declared	$ —	$ 38,209,000	$ —

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Coastcast Corporation (the "Company") and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Organization and Operations — Coastcast Corporation is incorporated under the laws of the State of California. The Company principal business is the production of investment-cast golf clubheads, precision investment castings and related engineering for the medical industry. The Company sells its products to customers of varying strength and financial resources, principally located in the United States. The Company has three wholly-owned subsidiaries, two are incorporated under the laws of the Mexican maquiladora program and their principal activities are the production of golf clubheads, and the other is incorporated in the State of California and manufactures aluminum compressor wheels (which ceased operations in December 2001).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — Revenue is recognized when goods are shipped to the customer.

Cash Equivalents — Cash equivalents consist of short-term investments with original maturities of three months or less.

Concentration of Credit Risk — The Company's financial instruments that are exposed to credit risk consist primarily of accounts receivable. The Company grants credit to substantially all of its customers, performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for potential credit losses. The Company's top two customers represented 77% and 74% of the accounts receivable balance as of December 31, 2001 and 2000, respectively. See also Note 12.

Inventories — Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation and amortization are provided using primarily the straight-line method over the estimated useful lives of the related assets as follows:

Building and improvements	5-31 years
Machinery and equipment	5-7 years
Transportation	5-7 years
Furniture, fixtures and computers	3-7 years

Impairment of Long-Lived Assets — The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of an asset, an impairment loss is recognized. During the first quarter of 2001, the Company recognized an impairment of goodwill of $231,000 relating to its California subsidiary purchased in 1999.

Investments — Investments are included in an irrevocable rabbi trust and are considered available for sale and carried at fair value. Fair value for fixed-maturity investments and equity securities is based on quoted market prices. Unrealized appreciation or depreciation on fixed-maturity investments and equity securities is included in accumulated other comprehensive income (loss). Gains and losses on sales of investments are computed on the specific identification method and are reflected in other income, net.

Income Taxes — Deferred income taxes are recognized based on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates (see Note 7).

Earnings Per Share — Basic net (loss) income per share is based on the weighted average number of shares of common stock outstanding. Diluted net (loss) income per share is based on the weighted average number of shares of common stock outstanding and dilutive potential common shares from stock options (using the treasury stock method).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments.

Accounting Pronouncements — In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 replaces Accounting Principles Board Opinion No. 16, "Business Combinations," and eliminates pooling-of-interests accounting, prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 is effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141 will be reclassified as goodwill. Companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001. In connection with the adoption of SFAS No. 142, companies will be required to perform a transitional goodwill impairment assessment. As of December 31, 2001, the Company has no goodwill on its consolidated balance sheet. Management does not expect the adoption of SFAS No. 142 to have a significant impact on the financial position and results of operations of the Company.

SFAS No. 143, "Accounting for Asset Retirement Obligations," which becomes effective for the Company on January 1, 2003, addresses the obligations and asset retirement costs associated with the retirement of tangible long-lived assets. It requires that the fair value of the liability for an asset retirement obligation be recorded when incurred instead of over the life of the asset. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The Company is currently assessing the impact of the adoption of this statement on its financial position and results of operations.

SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," will become effective for the Company on January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on implementation issues related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and addresses the accounting for a segment of a business accounted for as a discontinued operation. The Company is currently assessing the impact of the adoption of this statement on its financial position and results of operations.

2. INVENTORIES

Inventories consist of the following:

	December 31,	
	2001	2000
Raw materials and supplies	$ 5,009,000	$ 3,854,000
Tooling	245,000	268,000
Work-in-process	3,658,000	5,038,000
Finished goods	407,000	378,000
	$ 9,319,000	$ 9,538,000

Included above are costs incurred for the production of tooling which is subsequently sold to customers upon acceptance of the first production unit.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,	
	2001	2000
Land	$ 2,186,000	$ 2,186,000
Buildings and improvements	11,169,000	11,252,000
Machinery and equipment	31,546,000	31,560,000
Transportation	1,197,000	2,526,000
Furniture, fixtures and computers	3,063,000	3,972,000
	49,161,000	51,496,000
Less accumulated depreciation and amortization	28,034,000	28,062,000
	$ 21,127,000	$ 23,434,000

Depreciation and amortization expense for 2001, 2000 and 1999 was $4,347,000, $4,428,000 and $4,089,000, respectively.

4. SHORT-TERM BORROWINGS

The Company maintains an unsecured revolving line of credit which allows the Company to borrow up to $5,000,000 and which had no outstanding balance at December 31, 2001 and 2000. This line of credit, which expires on May 31, 2002, bears interest at the bank's prime rate or LIBOR plus 2%.

5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,	
	2001	2000
Accrued payroll and related expenses	$ 1,518,000	$ 1,460,000
Accrued vacation	839,000	1,077,000
Accrued insurance	375,000	717,000
Accrued cessation reserve	775,000	—
Accrued lease reserve	375,000	—
Other accrued expenses	370,000	551,000
	$ 4,252,000	$ 3,805,000

The accrued cessation reserve as of December 31, 2001 represents the estimated cost associated with the cessation of the aluminum turbocharger compressor wheels operation. The accrued lease reserve as of December 31, 2001 represents the estimated total lease obligation, net of estimated sublet income resulting from the abandonment of one of the Company's four leased facilities in Mexicali, Mexico.

6. RETIREMENT PLANS

The Company has a defined benefit plan which covers substantially all of its hourly union employees. The plan provides for a monthly benefit payable for the participant's lifetime commencing the first day of the month following the attainment of age sixty-five in an amount equal to $9.50 to $11.40 multiplied by the participant's credited service.

The following table sets forth the plan's change in benefit obligation, change in plan assets and components of net pension cost:

	December 31,	
	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 2,287,000	$ 2,154,000
Service cost	88,000	55,000
Interest cost	157,000	146,000
Actuarial loss from change in assumptions	97,000	28,000
Increase in plan benefits	—	40,000
Benefits paid	(94,000)	(136,000)
Benefit obligation at end of year	2,535,000	2,287,000
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	2,156,000	2,207,000
Actual return on plan assets	(158,000)	85,000
Employer contribution	80,000	—
Benefits paid	(94,000)	(136,000)
Fair value of plan assets at end of year	1,984,000	2,156,000
Funded status	(551,000)	(131,000)
Unrecognized actuarial loss	469,000	63,000
Unrecognized prior service cost	108,000	117,000
Unrecognized transition obligation	(45,000)	(70,000)
Accrued benefit cost	$ (19,000)	$ (21,000)

	Year Ended December 31,		
	2001	2000	1999
COMPONENTS OF NET PENSION COST:			
Service cost	$ 88,000	$ 55,000	$ 48,000
Interest cost	157,000	146,000	140,000
Return on plan assets	158,000	(85,000)	(114,000)
Amortization and deferral	(325,000)	(83,000)	(56,000)
Net pension cost	$ 78,000	$ 33,000	$ 18,000

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7% in both 2001 and 2000. The expected long-term rate of return on assets was 7% for both 2001 and 2000. As of December 31, 2001, the Company has a liability for the employer contribution of $80,000, payable on or prior to June 15, 2002. An additional liability of $532,000 was recorded to reflect the required minimum pension liability. Since the additional liability was greater than the unrecognized prior service cost, an intangible asset of $108,000 was recognized for the amount of additional liability up to the amount of unrecognized prior service cost and shareholders' equity (other comprehensive loss) was charged $424,000 for the excess of the additional liability over unrecognized prior service cost (less income tax benefit of $176,000).

Effective January 1, 1996, the Company adopted a retirement savings plan (the "401(k) Plan") pursuant to which all U.S. employees who satisfy the age and service requirements under the plan and who are not covered by collective bargaining agreements may defer compensation for income tax purposes under section 401(k) of the Internal Revenue Code of 1986. Participants may contribute up to 15% of their compensation up to the maximum permitted under federal law. The Company is obligated to contribute annually an amount equal to 25% of each participant's contribution up to 6% of that participant's annual compensation. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $101,000, $112,000 and $93,000 during 2001, 2000 and 1999, respectively.

On September 1, 1996, the Company adopted a supplemental executive retirement plan (the "SERP") for certain key employees. Benefits generally accrued at a rate of 7% of final average salary per year of participation in the plan, up to 10 years. In general, participants in the plan only become fully vested with respect to their accrued benefits upon completion of 5 years of plan participation. The benefits under this plan were frozen effective December 31, 1997, except for the Chairman and Chief Executive Officer who voluntarily relinquished all of his rights under this plan. An amended and restated supplemental executive retirement plan was approved effective January 1, 1998. The amended plan revises the benefit formula for participants and provides additional flexibility with respect to funding. Under the amended plan, benefits generally accrue ratably over 25 years of service at 2% per year (up to a maximum of 25 years of service) with the actual benefit being dependent on years of service with Company subject to the social security offset.

The following table sets forth the plan's change in benefit obligation, change in plan assets and components of net pension cost:

	December 31,	
	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 1,243,000	$ 1,351,000
Service cost	130,000	134,000
Interest cost	87,000	94,000
Actuarial gain	(99,000)	(336,000)
Benefit obligation at end of year	1,361,000	1,243,000
CHANGE IN PLAN ASSETS:		
Funded status	(1,361,000)	(1,243,000)
Unrecognized actuarial loss	(279,000)	(187,000)
Unrecognized prior service cost	165,000	184,000
Unrecognized transition obligation	378,000	418,000
Accrued benefit cost	$ (1,097,000)	$ (828,000)

	Year Ended December 31,		
	2001	2000	1999
COMPONENTS OF NET PENSION COST:			
Service cost	$ 130,000	$ 134,000	$ 94,000
Interest cost	87,000	94,000	83,000
Amortization and deferral	53,000	59,000	69,000
Net pension cost	$ 270,000	$ 287,000	$ 246,000

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7% for both 2001 and 2000. To fund this plan, the Company prior to December 31, 1998 purchased whole-life insurance contracts on certain participants. All the whole-life insurance contracts were surrendered for cash during 1999. A portion of the cash received from the surrender of the contracts is invested in marketable securities in an irrevocable rabbi trust and is presented as an asset of the Company in the accompanying consolidated balance sheets.

The Company does not provide any other post-retirement benefits to its employees.

7. INCOME TAXES

The (benefit) provision for income taxes is as follows:

	Years Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ (1,523,000)	$ 4,159,000	$ 5,553,000
State	175,000	949,000	1,173,000
Foreign	984,000	958,000	306,000
	(364,000)	6,066,000	7,032,000
Deferred:			
Federal	123,000	(74,000)	(377,000)
State	(174,000)	(29,000)	(73,000)
Foreign	(485,000)	(60,000)	—
	(536,000)	(163,000)	(450,000)
	$ (900,000)	$ 5,903,000	$ 6,582,000

The actual (benefit) provision on income before income taxes differs from the statutory federal income tax rate due to the following:

	Years Ended December 31,		
	2001	2000	1999
Federal	$ (1,523,000)	$ 4,159,000	$ 5,553,000
Federal income taxes at the statutory rate	$ (1,117,000)	$ 5,128,000	$ 5,635,000
State income taxes, net of federal benefit	(74,000)	650,000	735,000
California investment tax credit	(59,000)	(95,000)	(18,000)
Non-deductible Mexico expenses	237,000	202,000	110,000
Other items	113,000	18,000	120,000
	$ (900,000)	$ 5,903,000	$ 6,582,000

The tax effects of items comprising the Company's net deferred income tax asset are as follows:

	December 31,	
	2001	2000
Allowance for doubtful accounts	$ 83,000	$ 84,000
Deferred compensation	455,000	346,000
Accrued expenses	673,000	505,000
Inventory reserve	225,000	437,000
State income taxes	(154,000)	199,000
Depreciation	1,295,000	445,000
Other items	33,000	(167,000)
	$ 2,610,000	$ 1,849,000

8. SHAREHOLDERS' RIGHTS PLAN

On October 27, 2000, the Board of Directors approved the adoption of a Shareholders' Rights Plan ("the Plan"). In connection with the Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock. In general, the rights will not be exercisable or transferable apart from the common stock, unless a person or group (i) acquires beneficial ownership of 15% or more of the outstanding common stock, or (ii) commences a tender offer or commences or files a registration statement with respect to an exchange offer, to acquire beneficial ownership of 15% or more of the outstanding stock.
When exercisable, each right will entitle the holder to buy at a $75 exercise price (the "Exercise Price") 1/100th of a share of Series A Preferred Stock of the Company. Following an event described in (i) or (ii) above, each right will entitle the holder to purchase from the Company, at the Exercise Price, common stock (or under certain circumstances, other securities or assets of the Company) having a value of twice the Exercise Price. Further, if after the rights become exercisable the Company or a majority of its assets or earning power are acquired by merger or otherwise, each right will thereafter represent the right to purchase that number of shares of the surviving corporation or (in certain circumstances) its parent having a market value of twice the Exercise Price. In general, no acquiring person, nor the person or group whose purchase transaction or tender or exchange offer triggers the exercisability of the rights, nor any of that person or group's transferees may exercise rights held by them.

At any time prior to the 10th day following an event described in (i) or (ii) above, the Board of Directors may redeem all outstanding rights at a price of $.01 per right, and may amend the Plan and the rights in any and all respects. The rights will expire at the earlier date of their redemption or October 27, 2010.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases certain facilities under various operating leases with terms ranging from five to ten years. The leases contain renewal options for additional five or ten year periods which have not been included in the rental commitment schedule below. In general, these leases provide for payment of property taxes, maintenance and insurance by the Company and include rental increases based on the Consumer Price Index.

The future minimum lease payments required under these leases as of December 31, 2001 are as follows:

Year Ending December 31,	
2002	$ 1,687,000
2003	1,562,000
2004	779,000
2005	779,000
2006	750,000
Thereafter	959,000
	$ 6,516,000

Rent expense for 2001, 2000 and 1999 was $2,234,000, $1,816,000 and $1,710,000, respectively. As of December 31, 2001, the Company has non-cancelable commitments to purchase raw materials totaling $2.6 million and capital equipment of $0.7 million.

The Company is a party to legal actions arising in the ordinary course of business, none of which, individually or in the aggregate, in the opinion of management, after consultation with counsel, will have a material adverse effect on the business or financial condition of the Company.

10. STOCK OPTION PLANS

Under the Company's 1996 Amended and Restated Employee Stock Option Plan ("1996 Employee Stock Option Plan"), a maximum of 1,950,000 shares of common stock may be issued pursuant to exercise of options granted to officers and key employees under the plan. Options may be granted under the plan at prices which are equal to or greater than the fair market value of the shares at the date of grant. The options become exercisable over a period of time as determined by the Board of Directors or a committee of directors and generally expire ten years from the date of grant or earlier following termination of employment. As of December 31, 2001, an aggregate of 869,489 shares had been purchased pursuant to the exercise of options granted under the plan, options to purchase an aggregate of 948,106 shares were outstanding (including options which were then exercisable to purchase 392,893 shares), and 132,405 shares were available for additional grants of options under the plan.

Under the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan ("1995 Director Stock Option Plan"), a maximum of 200,000 shares of common stock may be issued pursuant to exercise of options granted under the plan to certain non-employee directors. Options are granted under the plan at prices equal to the fair market value of the shares at the date of grant. The options generally become exercisable over a three-year period of time and expire at the earlier of one year after the optionee ceases to be a director or ten years from the date of grant. As of December 31, 2001, an aggregate of 109,999 shares had been purchased pursuant to the exercise of options granted under the plan and options to purchase an aggregate of 66,667 shares were outstanding (including options which were then exercisable to purchase 63,333 shares), and no shares were available for additional grants of options under the plan, since on June 20, 2001, the Company shareholders approved the 2001 Non-Employee Director Stock Option Plan ("2001 Director Stock Option Plan").

On June 20, 2001, the shareholders approved the 2001 Director Stock Option Plan, a maximum of 200,000 shares of common stock may be issued pursuant to exercise of options granted under the plan to certain non-employee directors. The options generally become exercisable over a three-year period of time and expire at the earlier of one year after the optionee ceases to be a director or ten years from the date of grant. As of December 31, 2001, no shares had been purchased pursuant to the exercise of options granted under the plan and options to purchase an aggregate of 90,000 shares were outstanding (including options which were then exercisable to purchase 20,000 shares), and 110,000 shares were available for additional grants of options under the plan.

The following summarizes the Company's stock option activity under all arrangements for the three years ended December 31, 2001:

	Number	Weighted Average Exercise Price
Balance, January 1, 1999	1,083,817	$ 13.75
Granted	111,950	11.33
Forfeited	(179,944)	12.92
Exercised	(4,667)	10.25
Balance, December 31, 1999	1,011,156	13.86
Granted	54,500	15.41
Forfeited	(35,883)	14.52
Exercised	(315,856)	12.13
Balance, December 31, 2000	713,917	14.70
Granted	577,700	7.56
Forfeited	(122,571)	13.68
Exercised	(34,273)	9.00
Balance, December 31, 2001	1,134,773	$ 11.35

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$4.50 – 7.49	353,301	9.4	$ 7.01	10,001	$ 7.31
7.57 – 10.38	213,000	9.0	7.80	38,000	8.70
10.60 – 14.13	454,342	5.1	13.65	379,040	13.85
14.50 – 22.25	74,130	6.4	19.25	39,185	21.83
27.00 – 30.00	40,000	3.9	27.75	40,000	27.75
$4.50 – 30.00	1,134,773	7.2	$ 11.35	506,226	$ 15.05

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for options granted under its 1996 Employee Stock Option Plan or its 1995 and 2001 Director Stock Option Plan, except for stock options granted to directors on December 13, 1995, which were subject to approval and subsequently approved by shareholders on June 12, 1996. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been changed to the pro forma amounts indicated below:

		Year Ended December 31,		
		2001	2000	1999
Net (loss) income:	As reported	$ (2,290,000)	$ 8,749,000	$ 9,519,000
	Pro forma	(2,665,000)	8,368,000	9,184,000
Net (loss) income per share –				
Basic	As reported	$ (0.30)	$ 1.15	$ 1.21
	Pro forma	$ (0.35)	$ 1.10	$ 1.16
Net (loss) income per share –				
Diluted	As reported	$ (0.30)	$ 1.12	$ 1.20
	Pro forma	$ (0.35)	$ 1.06	$ 1.14

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used in 2001, 2000 and 1999, respectively: dividend yield of 0%, 6.8% and 0%, expected volatility of 63%, 64% and 67%, risk-free interest rate of 4.8%, 6.3% and 5.7%, and expected term of 4.0, 4.0 and 4.0 years. The weighted average fair value per share of options granted in 2001, 2000 and 1999 was $3.93, $5.54 and $5.86, respectively.

11. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator:			
Net (loss) income	$ (2,290,000)	$ 8,749,000	$ 9,519,000
Numerator for basic and diluted (loss) earnings per share – (loss) income available to common stockholders	(2,290,000)	8,749,000	9,519,000
Denominator:			
Denominator for basic (loss) earnings per share – weighted average shares	7,661,496	7,613,357	7,892,360
Effect of dilutive securities:			
Stock options	—	181,497	31,597
Denominator for diluted (loss) earnings per share – weighted average shares and assumed conversions	7,661,496	7,794,854	7,923,957
Basic (loss) earnings per share	$ (0.30)	$ 1.15	$ 1.21
Diluted (loss) earnings per share	$ (0.30)	$ 1.12	$ 1.20

The anti-dilutive options as of December 31, 2001, 2000 and 1999 were 1,134,773, 95,930 and 758,639, respectively.

12. BUSINESS SEGMENTS

The Company is engaged principally in the business of manufacturing precision investment-cast titanium and stainless steel golf clubheads, representing 90.3%, 90.7% and 90.6% of sales for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has determined that it has one reportable business segment.

The Company derived 50% and 33% of sales from its two top customers in 2001, 50% and 26% of sales from its two top customers in 2000,and 47%, 25% and 12% of sales from its three top customers in 1999.

13. SUBSEQUENT EVENT

The Company has announced that it is in the early stages of planning to consolidate manufacturing operations into less space in fewer locations with the expectation of not limiting production capacity. The Company believes that this consolidation will improve manufacturing performance and cut-costs but will result in substantial non-recurring consolidation charges during 2002 and possibly into 2003.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Coastcast Corporation:

We have audited the accompanying consolidated balance sheets of Coastcast Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coastcast Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Los Angeles, California
February 7, 2002

Officers and Directors

Hans H. Buehler
Chairman of the Board,
Chief Executive Officer and Director

Fernando J. Diaz
Senior Vice President – Mexico Operations

Norman Fujitaki
Chief Financial Officer and Secretary

Richard W. Gainer
Vice President – Titanium Casting

Ramon F. Ibarra
Vice President – Manufacturing

Bryan Rolfe
Vice President – Sales and Business Development

Roberto Roman
Vice President – Human Resources

Todd L. Smith
Executive Vice President – Operations

Kathleen H. Wainwright
Senior Vice President – Sales

Robert H. Goon
Director, Attorney

Edwin A. Levy
Director, Principal of Levy, Harkins & Co.,
an investment advisory firm

Gary V. Meloni
Director, Partner of Meloni Hribal Tratner LLP,
a certified public accounting firm

Lee E. Mikles
Director, Chairman of Mikles/Miller
Management, Inc.,
a professional money management firm

Paul A. Novelly
Director, President of Apex Oil Company, Inc.,
a company engaged in oil and gas
exploration, transportation, trading and
storage and coal mining

Luann G. Smith
Director, President of Statoil Marketing & Trading (US) Inc.,
a company engaged in the sale and trading of crude oil
and related products

The common stock of the Company is listed on the New York Stock Exchange under the symbol PAR. As of March 21, 2002 there were approximately 127 holders of record of common stock. The following table sets forth the high and low sales prices per share for the common stock of the Company as reported by the New York Stock Exchange.

Fiscal Year	High	Low
2001		
First Quarter	$ 17.63	$ 10.50
Second Quarter	10.95	7.00
Third Quarter	8.00	4.25
Fourth Quarter	6.90	4.00
2000		
First Quarter	17.13	13.25
Second Quarter	20.44	14.88
Third Quarter	18.19	13.00
Fourth Quarter	18.44	14.25

On October 27, 2000, the Board of Directors of the Company declared an extraordinary dividend of $5.00 per share to shareholders of record on December 19, 2000, and paid a total of $38.2 million to such shareholders on January 9, 2001. On April 27, 2001, the Board of Directors declared a cash dividend of $0.26 per share of common stock, paid on May 25, 2001 to shareholders of record as of May 4, 2001. No other cash dividends were declared for the year ended December 31, 2001. The amount of future dividends, if any, will depend upon the Company's financial position, results of operations and the needs of the business.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 will be available without charge upon written request to the Corporate Secretary at the Corporate Headquarters.

Independent Auditors
Deloitte & Touche LLP, Los Angeles, California

Legal Counsel
Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California

Transfer Agent and Registrar
Mellon Investor Services, Los Angeles, California

Corporate Headquarters
3025 East Victoria Street, Rancho Dominguez, California 90221
310.638.0595

www.coastcast.com

Corporate Headquarters